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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            SIBIA NEUROSCIENCES, INC.
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                                (Name of Issuer)



                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)



                                    825732100
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                                 (CUSIP Number)




                                CELIA A. COLBERT
                               MC SUBSIDIARY CORP.
                              C/O MERCK & CO., INC.
                                 ONE MERCK DRIVE
                      WHITEHOUSE STATION, NEW JERSEY 08889
                                 (908) 423-1000



                                      COPY:

                            GARY P. COOPERSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices an
                                 Communications)


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                                  July 30, 1999


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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


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------------------------------------------------------------------------------
         CUSIP No. 825732100
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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            MERCK & CO., INC.
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS
            WC

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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS  2(d) OR 2(e)                                             [ ]

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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW JERSEY

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     NUMBER OF    7   SOLE VOTING POWER
      SHARES                  - 0 -
                 --------------------------------------------------------------
   BENEFICIALLY   8   SHARED VOTING POWER
                            3,337,847(1)
     OWNED BY
                 --------------------------------------------------------------
       EACH       9   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                  - 0 -
                 --------------------------------------------------------------
       WITH       10  SHARED DISPOSITIVE POWER
                              - 0 -
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    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,308,897(1)

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    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]

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    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            44.9%
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    14   TYPE OF REPORTING PERSON
            CO
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(1)   See Items 4 and 5 hereof.


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


------------------------------------------------------------------------------
         CUSIP No. 825732100
------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MC SUBSIDIARY CORP.
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

-------------------------------------------------------------------------------
     3   SEC USE ONLY

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     4   SOURCE OF FUNDS

            AF

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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS  2(d) OR 2(e)                                             [ ]

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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

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     NUMBER OF    7   SOLE VOTING POWER
      SHARES                  - 0 -
                 --------------------------------------------------------------
   BENEFICIALLY   8   SHARED VOTING POWER
                            3,337,847(1)
     OWNED BY
                 --------------------------------------------------------------
       EACH       9   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                  - 0 -
                 --------------------------------------------------------------
       WITH       10  SHARED DISPOSITIVE POWER
                              - 0 -
-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,337,847(1)

-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [  ]


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-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            34.1%
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    14   TYPE OF REPORTING PERSON
            CO
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    (1)  See Items 4 and 5 hereof.

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ITEM 1.  Security and Issuer

         This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.001 par value ("Issuer Common Stock"), of SIBIA Neurosciences, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 505 Coast Boulevard South, Suite 300, La Jolla, California 92037.

ITEM 2.  Identity and Background

         (a)-(c) This Statement is filed by Merck & Co., Inc. New Jersey corporation ("Merck") and MC Subsidiary Corp., a Delaware corporation ("Merger Sub") (collectively, the "Merck Companies"). Merck is a global research-driven pharmaceutical company that discovers, develops, manufacturers and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services. Merger Sub is newly formed by Merck in connection with the Offer (as defined below) and the transactions contemplated thereby. The principal business offices of each of Merck and Merger Sub are located at One Merck Drive, Whitehouse Station, New Jersey 08889-0100. Merck directly owns all the outstanding capital stock of Merger Sub. It is not anticipated that, prior to the consummation of the Offer and the Merger (as defined below), Merger Sub will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger.

         (d)-(e) During the five years prior to the date hereof, none of the Merck Companies nor, to the best of their knowledge, any executive officer or director of any of the Merck Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1 (as defined below)), (i) has been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The total amount of funds required by Merger Sub to purchase all of SIBIA Common Stock and to pay related fees and expenses is approximately $88 million. Merger Sub intends to obtain all of such funds from Merck which in turn would obtain such funds from Merck's existing working capital.

ITEM 4.     Purpose of Transaction

         Merck, Merger Sub, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") as of July 30, 1999 providing for, among other things, the commecement by Merger Sub of a tender offer to purchase all of the Issuer's


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


outstanding shares for $8.50 per share in cash without interest (the
"Offer") and the merger of Issuer with and into Merger Sub (the "Merger"). Simultaneously with the execution and delivery of the Merger Agreement, Merger Sub entered into a Shareholders Agreement dated July 30, 1999 (the "Shareholders Agreement") with certain shareholders of Issuer (the "Lock-up Shareholders") as follows: (i) The Salk Institute for Biological Studies - 1,933,461 shares; (ii) Skandigen AB - 986,696 shares; and (iii) William T. Comer - 267,900 shares and 189,790 options exercisable within 60 days. Under the Shareholders Agreement, the Lock-up Shareholders have agreed, subject to the terms thereof, to tender all of their shares of Issuer Common Stock to Merger Sub pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Lock-up Shareholders have also granted Merger Sub a proxy to vote their shares, representing approximately 34.1% of the issued and outstanding shares of Issuer Common Stock as of July 23, 1999, in favor of the Merger. Simultaneously with the execution and delivery of the Merger Agreement, Merck also entered into an Option Agreement (the "Company Option") pursuant to which Issuer granted to Merck an option to purchase 1,931,050 shares of Common Stock, subject to the terms thereof. If this option were to be exercised and these shares were issued to Merck and outstanding, such shares would, together with the shares subject to the Shareholders Agreement, represent approximately 44.9% of the issued and outstanding shares of Issuer Common Stock as of July 23, 1999.

         The foregoing summary of the Shareholders Agreement and Company Option is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D.

         Except as indicated in this Schedule 13D or as disclosed in the
Schedule 14D-1 of the Merck Companies filed with the Securities and Exchange Commission on August 6, 1999 (the "Schedule 14D-1"), the contents of which are incorporated herein by reference, the Merck Companies currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer

            (a) As a result of entering into the Shareholders Agreement, the Merck Companies may be deemed to own beneficially 5,308,897 shares of Issuer Common Stock. The Merck Companies do not own any shares of Issuer Common Stock and, except as set forth in this Schedule 13D, are not the "beneficial owner" of any such shares, as such term is defined in the Securities Exchange Act of 1934 or the rules and regulations thereunder.

            (b) Pursuant to the Shareholders Agreement, the Merck Companies possess shared power to vote, or direct the vote of, the shares of Issuer Common Stock held by the Lock-up Shareholders.


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            (c) Except as set forth herein, none of the Merck Companies beneficially owns any shares of Issuer Common Stock and none of the Merck Companies, or any executive officer or director of any of the Merck Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1), has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof except as described herein.

            (d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described in this Schedule 13D or in the Schedule 14D-1, none of the Merck Companies or any executive officer or director of any of the Merck Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1) has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer. The description of the transactions discussed in Item 4 is further described in the
Schedule 14D-1 and in the exhibits to the Schedule 14D-1, including the Merger Agreement, the Shareholders Agreement, the Stock Option Agreement and the Joint Press Release issued by the Issuer and the Merck Companies, on August 2, 1999. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit 1 --               Agreement and Plan of Merger dated as of July 30,
                                    1999, among Parent, Offeror and the Company.

         Exhibit 2 --               Shareholders Agreement dated as of July 30, 1999,
                                    among the persons listed on Schedule 1 thereto,
                                    Parent, Offeror and the Company.

         Exhibit 3 --               Stock Option Agreement dated as of July 30, 1999,
                                    between the Parent, Offeror and Company.

         Exhibit 4 --               Joint Filing Agreement.


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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                MERCK & CO., INC.


                                By: /s/ Judy C. Lewent
                                    -----------------------------------------
                                    Name:  Judy C. Lewent
                                    Title: Senior Vice President and Chief
                                           Financial Officer

                                MC SUBSIDIARY CORP.


                                By: /s/ Judy C. Lewent
                                    -----------------------------------------
                                    Name:  Judy C. Lewent
                                    Title: President


Dated:  August 6, 1999


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                                  EXHIBIT INDEX


Exhibit 1 --               Agreement and Plan of Merger dated as of July 30,
                           1999, among Parent, Offeror and the Company.



Exhibit 2 --               Shareholders Agreement dated as of July 30, 1999,
                           among the persons listed on Schedule 1 thereto, Parent, Offeror and the Company.

Exhibit 3 --               Stock Option Agreement dated as of July 30, 1999,
                           between the Parent, Offeror and Company.

Exhibit 4 --               Joint Filing Agreement.



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